June 7, 2016

VIA ELECTRONIC TRANSMISSION Attn: Filing Desk U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Strategy Shares, File Nos. 333-170750 and 811-22497

Dear Sir/Madam:

On behalf of Strategy Shares (the “Trust”), a registered investment company, we hereby submit, via electronic filing, Post-Effective Amendment No. 8 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of the filing is to make revisions to the principal investment strategies and risks for US Equity Strategy Rotation ETF. All changes are marked.

If you have any questions, I may be reached at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla